May 25, 2007

Via EDGAR and by Courier

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey Riedler Assistant Director

Re:	Centene Corporation

Registration Statement on Form S-4

Filed May 11, 2007

File No. 333-142854

Dear Mr. Riedler:

We are writing this letter in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated May 18, 2007 regarding the above-referenced filing.
This letter sets forth the Staff’s comment from the comment letter and our response. We are enclosing a copy of the Pre-Effective Amendment No. 1 to the registration statement.

* * *

Centene Plaza
7711 Carondelet Avenue
St. Louis, MO 63105
314-725-4477
Fax: 314-725-2065

Signatures

1.
The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to Signatures to Form S-4.

Response: We have revised the signatures to the registration statement to indicate that J. Per Brodin, the Company’s principal financial officer, is also the Company’s principal accounting officer.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-725-4477 or by fax at 314-725-2065.

Very truly yours,

/s/ J. Per Brodin

J. Per Brodin
Senior Vice President and Chief Financial Officer
Centene Corporation

cc:    John L. Krug
Securities and Exchange Commission
         Michael F. Neidorff
 Keith H. Williamson
Centene Corporation
J. Mark Klamer
Brian K. Feezel
Bryan Cave LLP